UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

JABIL CIRCUIT, INC.

(Name of Subject Company (Issuer))

JABIL CIRCUIT, INC.

(Name of Filing Person (Issuer))

Certain Options to Purchase Common Stock

Certain Stock Appreciation Rights

(Title of Class of Securities)

466313103

(CUSIP Number of Class of Securities)

Robert L. Paver, Esq.

Secretary and General Counsel

Jabil Circuit, Inc.

10560 Dr. Martin Luther King, Jr. Street North

St. Petersburg, Florida 33716

(727) 577-9749

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and

Communications on Behalf of Filing Person)

With a copy to:

Chester E. Bacheller, Esq.

Holland & Knight LLP

100 North Tampa Street, Suite 4100

Tampa, Florida 33602

Phone: (813) 227-6431

CALCULATION OF FILING FEE

Transaction Value (1)	Amount of Filing Fee (2)
$23,344,427	$918

(1)	Estimated solely for the purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Value assumes that all options and stock appreciation rights that are eligible for the offer will be tendered pursuant to this offer. These options and stock appreciation rights have an aggregate value of $23,344,427 as of May 7, 2008, calculated based on a lattice valuation model.
(2)	The amount of the filing fee calculated in accordance with Rule 0-11(a)(2) of the Securities Act of 1934, as amended, equals $39.30 for each $1,000,000.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $918

Form or Registration No.: SC TO-I

Filing Party: Jabil Circuit, Inc.

Date Filed: May 12, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the tender offer statement on Schedule TO originally filed on May 12, 2008 by Jabil Circuit, Inc. a Delaware corporation (the “Company”), pursuant to Section 13(e) of the Securities Exchange Act of 1934 in connection with its offer to amend or replace certain outstanding options and stock appreciation rights validly tendered and accepted for amended or replaced options and stock appreciation rights, and in certain circumstances, a cash payment (the “Exchange Offer”).

The Exchange Offer is made upon the terms and subject to the conditions described in the Offer to Amend or Replace Certain Outstanding Options and Stock Appreciation Rights dated May 12, 2008 (as may be supplemented or amended from time to time, the “Offer to Amend or Replace”) previously filed as Exhibit (a)(1)(A). The information in the Offer to Amend or Replace, including all attachments thereto, is expressly incorporated into this Schedule TO by reference in response to all the items of Schedule TO, except as otherwise set forth below.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

EXHIBIT NUMBER	DESCRIPTION
(a)(1)(L)	Symposium Event Playback Instructions.

(a)(1)(M)	Form E-mail to All Eligible Employees Regarding Symposium Session.

(a)(1)(N)	PowerPoint Symposium Presentation, “Section 409A and Tender Offer Solution Overview.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JABIL CIRCUIT, INC.

By:	/s/ Timothy L. Main
Name:	Timothy L. Main
Title:	President and Chief Executive Officer

Dated: May 16, 2008